[Letterhead of Capital One]

August 3, 2015

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Attention: Filing Desk

Re:	Capital One Funding, LLC

Capital One Master Trust

Capital One Multi-asset Execution Trust

Form S-3 Registration Statement

File Nos. 333-205946, 333-205946-01 and 333-205946-02

Ladies and Gentlemen:

Capital One Funding, LLC, it its capacity as depositor for Capital One Master Trust and Capital One Multi-asset Execution Trust, hereby requests that the effective date of the above-referenced registration statement be accelerated to 10:00 a.m. (EST) on August 6, 2015.

The registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (703) 720-3154.

Sincerely yours,

/s/ Daniel H. Rosen
Name:	Daniel H. Rosen
Title:	Treasurer, Capital One Funding, LLC